SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2006 SEP -6 P 4:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 September 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, DC 20549
U.S.A.

BY COURIER

06016546

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 1 September 2006 as published in the South China Morning Post in Hong Kong on 4 September 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr Bric Luk

9/6

E:\cherry\Tianjin\SGM\Announcement\Poll results\despatch\L-securities & exchange.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

VOTING RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 1 SEPTEMBER 2006

The Board of Directors of Shangri-La Asia Limited (the "Company") is pleased to announce that at the special general meeting of the Company held on 1 September 2006 (the "Special General Meeting"), the resolution relating to the re-election of the Retiring Director ("Resolution 1") and the resolution relating to the Contracts and the transactions contemplated thereunder ("Resolution 2") as set out in the notice of the Special General Meeting dated 7 August 2006 were duly passed by the Shareholders and the Independent Shareholders respectively by way of a poll at the Special General Meeting.

Reference is made to the joint announcement of the Company and Kerry Properties Limited dated 1 June 2006 and the circular to the Shareholders of the Company dated 7 August 2006 regarding the proposed connected transactions relating to the joint development of a site at Hedong District, Tianjin, PRC and the re-election of the Retiring Director (the "Circular"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE SPECIAL GENERAL MEETING

The Board of Directors of the Company is pleased to announce that Resolution 1 and Resolution 2 were duly passed by the Shareholders and the Independent Shareholders respectively by way of a poll at the Special General Meeting. Details of the poll results are as follows:

	Ordinary Resolutions	**No. of votes (%)**	
		For	**Against**
1.	To re-elect Mr. Wong Kai Man as an Independent Non-Executive Director *(Note 1)*.	2,141,107,798 (99.77%)	5,026,270 (0.23%)
	As more than 50% of the votes were cast in favour of the above resolution, the above resolution was duly passed as an ordinary resolution.		
2.	To confirm, ratify and approve the Contracts (as defined in the Circular) and the transactions contemplated thereunder; and to authorise the Board of Directors of the Company to take all such actions as it considers necessary or desirable to implement and give effect to the Contracts and the transactions contemplated thereunder *(Note 2)*.	721,473,090 (89.99%)	80,238,799 (10.01%)
	As more than 50% of the votes were cast in favour of the above resolution, the above resolution was duly passed as an ordinary resolution.		

Notes:

(1) As at the date of the Special General Meeting, the total number of Shares entitling the holders to attend and vote for or against Resolution 1 at the Special General Meeting is 2,537,794,396 and the total number of Shares entitling the holders to attend and vote only against Resolution 1 at the Special General Meeting is Nil.

(2) (a) As at the date of the Special General Meeting, the total number of Shares entitling the holders to attend and vote for or against Resolution 2 at the Special General Meeting is 1,169,628,367 and the total number of Shares entitling the holders to attend and vote only against Resolution 2 at the Special General Meeting is Nil.

(b) As stated in the Circular, the following persons abstained from voting in respect of Resolution 2 at the Special General Meeting:

(i) Kerry Holdings Limited ("KHL") and its associates;

(ii) Kuok (Singapore) Limited ("KSL") and its associates;

(iii) Mr. Kuok Khoon Loong, Edward, Mr. Giovanni Angelini, Mr. Lee Yong Sun, Mr. Ye Longfei and Mr. Lui Man Shing, directors of the Company and also directors of KHL, and their respective associates; and

(iv) Madam Kuok Oon Kwong, a director of the Company and also a director of KSL and Allgreen Properties Limited, and her respective associates.

(3) Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the Special General Meeting for the purpose of vote-taking.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 1 September 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *For identification purposes only*

"Please also refer to the published version of this announcement in the South China Morning Post"

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2006 SEP -6 P 4:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 September 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 1 September 2006 of our Company as published in the South China Morning Post in Hong Kong on 4 September 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk (please refer to our e-mail on 4 September 2006 for the enclosure)

E\cw\sa\2006 interim\ltr-sx.doc.4

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2006 INTERIM RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2006. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2006 increased to US$82.0 million (US3.241 cents per share) from US$60.6 million (US2.514 cents per share) in the same period last year.

The consolidated net asset value (total equity) increased to US$2,761.3 million (US$1.09 per share) as at 30 June 2006 from US$2,630.2 million (US$1.04 per share) as at 31 December 2005 and the Group's net borrowings (total of bank loans, overdrafts and convertible bonds less cash and cash equivalents) to total equity ratio increased to 40.9% as at 30 June 2006 from 33.0% as at 31 December 2005.

The Directors have declared an interim dividend of **HK13 cents** per share for 2006 (2005: HK10 cents per share) payable on Wednesday, 11 October 2006, to shareholders whose names appear on the Registers of Members of the Company on Friday, 29 September 2006.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2006 Unaudited	As at 31 December 2005 Audited
ASSETS			
Non-current assets			
Property, plant and equipment		**2,405,152**	2,155,403
Investment properties		**323,802**	353,159
Leasehold land and land use rights		**380,061**	375,143
Intangible assets		**86,358**	86,692
Interest in associates		**855,462**	790,466
Deferred income tax assets		**4,795**	5,179
Available-for-sale financial assets		**3,562**	1,422
Derivative financial instruments		**18,896**	–
Other receivables		**3,761**	3,522
		4,081,849	3,770,986
Current assets			
Inventories		**20,899**	20,711
Accounts receivables, prepayments and deposits	*4*	**188,725**	131,162
Due from associates		**30,826**	26,364
Financial assets held for trading		**39,033**	37,770
Cash and cash equivalents		**324,255**	276,074
		603,738	492,081
Total assets		**4,685,587**	4,263,067
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,190,781**	1,181,117
Other reserves		**995,263**	940,569
Retained earnings			
– Proposed interim/final dividend	*12*	**42,569**	32,639
– Others		**266,098**	226,712
		2,494,711	2,381,037
Minority interests		**266,584**	249,177
Total equity		**2,761,295**	2,630,214

LIABILITIES			
Non-current liabilities			
Bank loans		**847,317**	931,209
Convertible bonds		**56,370**	59,166
Derivative financial instruments		**–**	1,299
Due to minority shareholders		**17,890**	20,539
Deferred income tax liabilities		**206,324**	202,225
		1,127,901	1,214,438
Current liabilities			
Accounts payable and accruals	6	**211,198**	231,796
Due to minority shareholders		**14,267**	18,557
Current income tax liabilities		**21,383**	15,186
Bank loans and overdrafts		**549,495**	152,644
Derivative financial instruments		**48**	232
		796,391	418,415
Total liabilities		**1,924,292**	1,632,853
Total equity and liabilities		**4,685,587**	4,263,067
Net current (liabilities)/assets		**(192,653)**	73,666
Total assets less current liabilities		**3,889,196**	3,844,652

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2006 Unaudited	2005 Unaudited
Sales	3	**469,976**	388,711
Cost of goods sold	7	**(183,136)**	(153,626)
Gross profit		**286,840**	235,085
Other gains – net	8	**32,102**	3,006
Marketing costs	7	**(17,230)**	(15,933)
Administrative expenses	7	**(38,545)**	(32,169)
Other operating expenses	7	**(142,722)**	(114,311)
Operating profit		**120,445**	75,678
Finance costs		**(15,383)**	(14,381)
Share of profit of associates	9	**11,408**	22,849
Profit before income tax		**116,470**	84,146
Income tax expense	10	**(27,083)**	(17,669)
Profit for the period		**89,387**	66,477
Attributable to:			
Equity holders of the Company		**82,006**	60,553
Minority interests		**7,381**	5,924
		89,387	66,477
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
– basic	11	**3.241**	2.514
– diluted	11	**3.237**	2.510
Dividends	12	**42,569**	32,381

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minority interests	Total
Balance at 1 January 2005	1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences	–	(23,649)	–	(2,592)	(26,241)
Net expenses recognised directly in equity	–	(23,649)	–	(2,592)	(26,241)
Profit for the period	–	–	60,553	5,924	66,477
Total recognised income/(expenses) for the six months ended 30 June 2005	–	(23,649)	60,553	3,332	40,236
Issue of shares upon conversion of convertible bonds – equity component	39,496	(3,798)	–	–	35,698
Exercise of share options – allotment of shares	4,371	–	–	–	4,371
Granting of option shares – value of employee service	–	868	–	–	868
Payment of 2004 final dividend	–	–	(30,878)	–	(30,878)
Dividend paid to and equity acquired from minority interests	–	–	–	(8,209)	(8,209)
	43,867	(2,930)	(30,878)	(8,209)	1,850
Balance at 30 June 2005	1,073,466	921,971	201,526	182,842	2,379,805
Balance at 1 January 2006	1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences	–	53,628	–	7,963	61,591
Net income recognised directly in equity	–	53,628	–	7,963	61,591
Profit for the period	–	–	82,006	7,381	89,387
Total recognised income for the six months ended 30 June 2006	–	53,628	82,006	15,344	150,978

Issue of shares upon conversion of convertible bonds – equity component	3,944	(439)	–	–	3,505
Exercise of share options – allotment of shares	5,201	–	–	–	5,201
Exercise of share options – transfer from option reserve to share premium	519	(519)	–	–	–
Granting of option shares – value of employee service	–	2,024	–	–	2,024
Payment of 2005 final dividend	–	–	(32,690)	–	(32,690)
Dividend paid to and equity acquired from minority interests	–	–	–	(7,475)	(7,475)
Equity injection from minority interests	–	–	–	9,656	9,656
Net change in equity loan due to minority interests	–	–	–	(118)	(118)
	9,664	1,066	(32,690)	2,063	(19,897)
Balance at 30 June 2006	**1,190,781**	**995,263**	**308,667**	**266,584**	**2,761,295**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 with the addition of the following amendments to standards and interpretation which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2006:

HKAS 21 Amendment	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 Amendments	Transition and Initial Recognition of Financial Assets and Financial Liabilities Cash Flow Hedge Accounting of Forecast Intragroup Transactions The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS – Int 4	Determining whether an arrangement contains a Lease

These amendments to standards and interpretation had no material effect on the Group's accounting policies.

The following new standard, amendment to standard and interpretations are relevant to the operation but are not effective for 2006 and have not been early adopted:

HKFRS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives

The Group believes that the adoption of the above new standard, amendment to standard and interpretations will not result in substantial changes to the Group's accounting policies except that there will be additional disclosures required by HKFRS 1 Amendment and HKFRS 7.

3. Segment information

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2006 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	102.4	153.6	58.3	66.0	27.4	41.3	21.0	-	470.0
Inter-segment sales	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	-
Total	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
Result									
Segment results	10.1	33.8	12.2	19.4	10.6	8.4	4.5	-	99.0
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									8.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									19.5
Unallocated corporate expenses									(10.5)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									120.5
Finance costs									(15.4)
Share of profit of associates	-	9.8	-	0.7	-	0.9	-	-	11.4
Profit before income tax									116.5
Depreciation of property, plant and equipment	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	-	(56.7)
Amortisation of leasehold land and land use rights	(1.0)	(2.8)	-	(0.1)	-	(0.1)	(0.1)	-	(4.1)
Capital expenditures, excluding intangible assets	2.9	107.8	13.2	6.8	5.9	8.8	130.1	-	275.5

Segment balance sheet
As at 30 June 2006 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	280.0	1,483.8	421.7	643.6	178.0	353.3	252.3	(15.9)	3,596.8
Interest in associates	-	729.3	-	66.3	-	25.2	34.7	-	855.5
Unallocated assets									147.0
Intangible assets									86.3
Total assets									4,685.6
Segment liabilities	(50.4)	(91.9)	(25.8)	(19.3)	(11.6)	(16.6)	(17.2)	15.9	(216.9)
Unallocated liabilities									(1,707.4)
Total liabilities									(1,924.3)

Segment income statement
For the six months ended 30 June 2005 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	86.7	116.0	51.2	56.6	24.1	34.8	19.3	-	388.7
Inter-segment sales	2.6	4.8	3.0	1.5	1.1	1.0	0.4	(14.4)	-
Total	89.3	120.8	54.2	58.1	25.2	35.8	19.7	(14.4)	388.7
Result									
Segment results	12.1	21.2	9.1	14.8	8.7	6.3	5.9	-	78.1
Interest income									1.8
Dividend income									0.7
Net realised and unrealised gains on financial assets held for trading									2.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									0.6
Unallocated corporate expenses									(4.7)
Loss on disposal of interest in associates									(2.9)
Operating profit									75.7
Finance costs									(14.4)
Share of profit of associates	-	20.7	-	0.8	-	0.7	0.6	-	22.8
Profit before income tax									84.1
Depreciation of property, plant and equipment	(6.1)	(19.3)	(8.3)	(6.5)	(3.8)	(4.2)	(1.2)	-	(49.4)
Amortisation of leasehold land and land use rights	(0.9)	(2.5)	-	-	-	(0.1)	(0.2)	-	(3.7)
Capital expenditures, excluding intangible assets	9.2	86.5	15.2	1.1	2.1	4.6	7.0	-	125.7

Segment balance sheet
As at 31 December 2005 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	-	669.7	-	62.7	-	23.3	34.8	-	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

Secondary reporting format – business segments
For the six months ended/as at 30 June 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	243.5			
– Food and beverage sales	173.9			
– Renderings of ancillary services	33.6			
	451.0	92.9	3,139.8	273.9
Hotel management	29.8	2.6	44.2	0.1
Property rentals	9.7	3.5	428.7	1.5
Elimination	(20.5)	–	(15.9)	–
	470.0	99.0	3,596.8	275.5
Interest in associates			855.5	–
Unallocated assets			147.0	–
Intangible assets			86.3	–
Total			4,685.6	275.5

For the six months ended 30 June 2005 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	199.1			
– Food and beverage sales	145.2			
– Renderings of ancillary services	27.8			
	372.1	70.5		124.9
Hotel management	22.1	4.6		0.7
Property rentals	8.9	3.0		0.1
Elimination	(14.4)	–		–
	388.7	78.1		125.7
Interest in associates				–
Unallocated assets				–
Intangible assets				–
Total				125.7

As at 31 December 2005 (US$ million)

Hotel operation	2,861.2
Hotel management	38.9
Property rentals	418.8
Elimination	(16.3)
	3,302.6
Interest in associates	790.5
Unallocated assets	83.3
Intangible assets	86.7
Total	4,263.1

4. **Accounts receivables, prepayments and deposits**

	As at	
	30 June 2006	31 December 2005
Trade receivables	**47,631**	43,294
Prepayments and deposits	**106,995**	30,579
Account receivables	**34,099**	17,801
Consideration receivables from disposal of partial interest in a subsidiary	**–**	39,488
	188,725	131,162

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) The majority of the Group's sales are by credit cards or with deposit payment. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	As at	
	30 June 2006	31 December 2005
0 – 3 months	**44,822**	40,755
4 – 6 months	**1,544**	1,495
Over 6 months	**1,265**	1,044
	47,631	43,294

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

5. Share capital

	Number of shares ('000)	Amount: Ordinary shares	Share premium	Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2005 and 30 June 2006	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2006	2,527,439	326,377	854,740	1,181,117
Exercise of share options				
– allotment of shares *(note (a))*	4,336	560	4,641	5,201
– transfer from option reserve	–	–	519	519
Issue of shares upon conversion of convertible bonds *(note (b))*	3,078	397	3,547	3,944
At 30 June 2006	**2,534,853**	**327,334**	**863,447**	**1,190,781**

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

In year 2006	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	Total consideration
February	–	–	–	60,000	–	53
May	1,141,099	570,538	600,000	150,000	1,061,000	4,219
June	414,000	60,000	–	–	280,000	929
For the six months ended 30 June 2006	**1,555,099**	**630,538**	**600,000**	**210,000**	**1,341,000**	**5,201**

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.64.

(b) During the period, the following convertible bonds issued by a wholly owned subsidiary of the Company have been converted by the bond holders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
January 2006	1,000	843,243
February 2006	400	337,296
March 2006	1,000	843,243
May 2006	975	822,159
June 2006	275	231,891
	3,650	3,077,832

611,351 ordinary shares were issued subsequent to 30 June 2006 for convertible bonds with face value of US$725,000 converted in June 2006.

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2006	
	Average exercise price in HK$ per option share	**Number of option shares**
At 1 January	10.26	29,023,876
Granted	14.60	7,080,000
Exercised	9.29	(4,336,637)
Lapsed	10.93	(430,000)
At 30 June	11.37	31,337,239

Outstanding option shares at the end of the period have the following expiry dates and exercise prices:

Expiry date	**Exercise price in HK$ per option share**	**Number of option shares as at 30 June 2006**
Executive Option Scheme		
30 April 2008	8.26	2,131,613
14 January 2010	8.82	3,052,362
14 January 2011	8.18	894,264
		6,078,239
New Option Scheme		
28 May 2012	6.81	2,070,000
27 April 2015	11.60	16,109,000
15 June 2016	14.60	7,080,000
		25,259,000

The fair value of each option granted during the six months ended 30 June 2006 determined using the Black-Scholes valuation model was HK$4.69 (year ended 31 December 2005: HK$3.0). The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 88,529 shares, 657,141 shares, 67,921 shares, 150,000 shares and 249,000 shares with exercise price per share of HK$8.26, HK$8.82, HK$8.18, HK$6.81 and HK$11.60, respectively have been exercised subsequent to 30 June 2006 and up to the date of this announcement. Options on 150,000 shares with exercise price of HK$11.60 have lapsed subsequent to 30 June 2006 and up to the date of this announcement.

6. Accounts payable and accruals

	As at 30 June 2006	As at 31 December 2005
Trade payables	**32,830**	41,738
Construction cost payable and accrued expenses	**178,368**	190,058
	211,198	231,796

At 30 June 2006, the ageing analysis of the trade payables were as follows:

	As at 30 June 2006	As at 31 December 2005
0 – 3 months	**30,029**	39,066
4 – 6 months	**782**	1,195
Over 6 months	**2,019**	1,477
	32,830	41,738

7. Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended 30 June 2006	For the six months ended 30 June 2005
Depreciation of property, plant and equipment (net of amount capitalised of US$86,000 (2005: US$72,000))	**56,689**	49,434
Amortisation of leasehold land and land use rights	**4,132**	3,706
Amortisation of trade mark and licences	**266**	–
Employee benefit expenses	**130,166**	102,120
Cost of inventories sold or consumed in operation	**56,880**	48,410
Loss on disposal of property, plant and equipment and investment properties	**227**	323
Discarding of property, plant and equipment due to renovation of hotels	**3,001**	1,744
Impairment loss on properties under development	**2,758**	–
Expenses on share options granted	**2,024**	868

8. Other gains – net

	For the six months ended	
	30 June 2006	30 June 2005
Available-for-sale financial assets:		
– impairment losses	**–**	(33)
Gains (realised and unrealised) on financial assets held for trading	**8,059**	2,148
Derivative financial instruments:		
– interest-rate swap contracts: transactions not qualifying as hedges	**19,520**	569
Loss on disposal of associates	**–**	(2,925)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**694**	–
Goodwill impairment	**(1,026)**	–
Interest income	**4,188**	1,763
Dividend income	**545**	675
Others	**122**	809
	32,102	3,006

9. Share of profit of associates

Share of profit in 2006 is stated after the share of loss of US$14,677,000 due to implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

10. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	For the six months ended	
	30 June 2006	30 June 2005
Current income tax		
– Hong Kong profits tax	**5,767**	4,256
– Overseas taxation	**19,220**	12,002
Deferred income tax	**2,096**	1,411
	27,083	17,669

Share of associates' taxation for the six months ended 30 June 2006 of US$14,078,000 (2005: US$12,259,000) are included in the income statement as share of profit of associates.

11. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2006	30 June 2005
Profit attributable to equity holders of the Company	**82,006**	60,553
Weighted average number of ordinary shares in issue (thousands)	**2,530,302**	2,408,711
Basic earnings per share (US cents per share)	**3.241**	2.514

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2006, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 and HK$11.60 per option share issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2005, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 per option share issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2006	30 June 2005
Profit attributable to equity holders of the Company	**82,006**	60,553
Weighted average number of ordinary shares in issue (thousands)	**2,530,302**	2,408,711
Adjustments for – share options (thousands)	**3,225**	4,123
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,533,527**	2,412,834
Diluted earnings per share (US cents per share)	**3.237**	2.510

12. Dividends

	For the six months ended	
	30 June 2006	30 June 2005
Interim dividend proposed of HK13 cents (2005: HK10 cents) per ordinary share	**42,569**	32,381

Notes:

(a) At a meeting held on 4 April 2006, the directors proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2005, which was paid on 2 June 2006 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2006.

(b) At a meeting held on 1 September 2006, the directors declared an interim dividend of HK13 cents per ordinary share for the year ending 31 December 2006. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2006.

13. **Contingencies and charges over assets**

(a) Contingent liabilities

As at 30 June 2006, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$20,440,000 (31 December 2005: US$30,385,000).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,710,000) (31 December 2005: A$10,000,000).

(b) Charges over assets

As at 30 June 2006, bank loans of a subsidiary amounting to US$20,000 (31 December 2005: US$36,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$82,000 (31 December 2005: US$93,000).

14. **Commitments**

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2006	31 December 2005
Property, plant and equipment at existing properties		
Contracted but not provided for	**26,307**	28,693
Authorised but not contracted for	**23,558**	36,771
Development projects		
Contracted but not provided for	**355,271**	324,531
Authorised but not contracted for	**1,080,696**	1,502,325
	1,485,832	1,892,320

15. **Events after the balance sheet date**

(a) In July 2006, the Company issued 611,351 new ordinary shares to a holder of convertible bonds who has exercised the right of conversion at a conversion price of HK$9.25 per ordinary share before 30 June 2006.

(b) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 30 June 2006 and up to the date of this announcement:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
July 2006	729	614,721
August 2006	596	502,572
	1,325	1,117,293

(c) The Company issued a total of 1,212,591 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2006 and up to the date of this announcement.

(d) In July 2006, the Group executed two unsecured bilateral HK dollar loan agreements with two banks at a total amount of HK$450 million. The Group executed another two unsecured bilateral HK dollar loan agreements at a total amount of HK$1,200 million with two banks in August 2006. These loans have a maturity of 5 years and at variable rates of interest at spreads over HIBOR.

(e) In August 2006, the Company executed 2 HIBOR interest-rate swap contracts for an aggregate principal amount of HK$400 million for a period of 7 years at fixed interest rate of 4.63% per annum to reduce its interest rate exposure.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments

(a) Revenues

Hotel Operation

The Group's turnover from operations is derived principally from its hotels. As at 30 June 2006, the Group has equity interest in 36 operating hotels, including the Portman Ritz-Carlton Hotel, Shanghai and the Shangri-La Hotel, Surabaya (in which the Group has only 10% interest). These represented an inventory of 19,129 rooms.

Both weighted average room rates and room yields ("RevPAR") of the Group's hotels increased by 16% while weighted average occupancy remained unchanged at 72%. Correspondingly, the combined food and beverage revenue also increased by 15%.

48% of the Group's hotel rooms inventory is located in Mainland China. Given the continuing growth in domestic travel and international arrivals, the hotels in Mainland China recorded a weighted average increase in RevPAR and room rates of 11% and 16%, respectively, while weighted average occupancy rate decreased marginally by 3 percentage points. Given the general shortage of new five-star hotel rooms inventory in Hong Kong, the weighted average room rate and RevPAR increased by 15% and 19%, respectively. The Group's hotels in other countries also recorded increase in room rates (ranging from 6% to 33%) and RevPAR (ranging from 4% to 40%) save for the resort in Fiji which recorded a decrease in RevPAR by 13% relative to the previous year which was attributable to a reduced inventory supply due to room renovations.

The Group is optimistic that the growth momentum would continue in the second half of the year, supported by a continuing buoyancy in business and leisure travel in all its markets.

The key performance indicators of the Group on a combined basis for the period are as follows:

	2006			2005		
	Weighted Average			Weighted Average		
		Transient			Transient	
Country	**Occupancy**	**Room Rate**	**RevPAR**	Occupancy	Room Rate	RevPAR
	(%)	*(US$)*	*(US$)*	*(%)*	*(US$)*	*(US$)*
The People's Republic of China						
Hong Kong	**80**	**277**	**217**	74	241	182
Mainland China	**68**	**125**	**84**	71	108	75
Singapore	**79**	**150**	**117**	81	121	96
The Philippines	**75**	**121**	**101**	78	107	81
Malaysia	**77**	**80**	**60**	70	70	49
Thailand	**80**	**130**	**101**	77	118	87
Fiji	**71**	**144**	**101**	63	133	116
Indonesia	**52**	**109**	**51**	55	103	49
Myanmar	**51**	**35**	**18**	47	33	15

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

			Full Year		
Weighted average	**2005**	**2004**	**2003**	**2002**	**2001**
Occupancy (%)	73	71	55	63	60
Transient Room Rate (US$)	117	102	90	91	96
RevPAR (US$)	84	73	52	58	57

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for hotel in Fiji in 2005 interim have excluded Fiji Mocambo, Nadi which has been disposed by the Group in December 2005.

(iii) The performance of the Shangri-La Hotel, Surabaya in which the Group only has 10% equity interest has not been included in the performance indicators.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 30 June 2006, it also had hotel management contracts in respect of 11 operating hotels with 3,883 rooms and technical services and hotel management contracts in respect of 18 hotel projects owned by third parties. Aided by the strong growth of the hotels' business, the hotel management arm of the Group recorded a 20% increase in revenues on consolidation after elimination of revenue earned from fellow subsidiaries.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates. While the yields of the serviced apartments recorded a decrease ranging from 2% in the China World Trade Center in Beijing to 7% in the Beijing Kerry Centre and Shanghai Kerry Centre, office and commercial space in these two cities recorded an increase ranging from 2% for the commercial space in Shanghai Centre to 23% for the office space of the Shanghai Kerry Centre. The yield of the Shangri-La Residences, Dalian increased by 18% with occupancy increasing from 64% to 80%. The yields of the investment properties in other countries in general have also improved.

(b) Consolidated Profits

The consolidated profit attributable to the equity holders of the Company increased to US$82.0 million from US$60.6 million in the same period last year. The financial performance reflected the combined effects of the 21% increase in consolidated turnover and 0.6 percentage point increase in the gross profit ratio, US$19.5 million contribution from gains from non-hedging interest-rate swap contracts (US$0.6 million in the same period last year) and US$14.7 million loss arising from the implementation of the share reform scheme of China World Trade Center Company Limited, a listed subsidiary of an associate of the Group.

(c) Consolidated Net Asset Value and Gearing Ratio

The Group's net asset value (total equity) increased from US$2,630.2 million as at 31 December 2005 to US$2,761.3 million due to the issuance of 7,414,469 new shares to holders of share options and convertible bonds who have exercised their rights, translation differences on non-monetary items credited to the exchange fluctuation reserve due to the general appreciation of Asian currencies against the US dollar and the profits recorded during the period. The net borrowings to total equity ratio increased from 33.0% as at 31 December 2005 to 40.9% due to drawdown of bank loans to fund project developments.

The currency mix of the Group's total tangible assets and total liabilities as at 30 June 2006 is as follows:

	Total tangible assets	Total liabilities
In Hong Kong dollars	7%	60%
In Renminbi	47%	10%
In Singapore dollars	15%	2%
In Philippine Pesos	9%	6%
In Malaysian Ringgit	8%	3%
In Thai Baht	4%	2%
In Euros	3%	–
In United States dollars	3%	15%
In Fiji dollars	2%	1%
In other currencies	2%	1%
	100%	100%

(d) **Financial indicators of the Group**

	For the six months ended	
	30 June 2006	30 June 2005
Annualised Return on Equity [Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company] x 2	**6.7%**	5.8%
EBITDA *(US$ million)* [Earning before interest, tax, depreciation, amortisation and non-operating items]	**167.9**	125.8
EBITDA Margin [EBITDA/Sales]	**35.7%**	32.4%

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its borrowing agreements. The analysis of borrowings outstanding as at 30 June 2006 is as follows:

	Maturities of borrowings contracted as at 30 June 2006				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Convertible bonds	–	–	56.4	–	56.4
Corporate bank loans	490.3	–	630.7	–	1,121.0
Project bank loans and overdrafts	59.2	24.7	191.9	–	275.8
Total	549.5	24.7	879.0	–	1,453.2
Undrawn but committed facilities					
Bank loans and overdrafts	146.5	4.8	448.9	–	600.2

Note: The undrawn but committed facilities balances excluded HK$450 million and HK$1,200 million new five-year facilities contracted in July 2006 and August 2006, respectively.

The currency-mix of the borrowings and cash and cash equivalents as at 30 June 2006 is as follows:

(US$ million)	Borrowings	Cash and cash equivalents
In Hong Kong dollars	1,056.4	13.6
In Singapore dollars	5.3	4.1
In Malaysian Ringgit	39.8	3.2
In Renminbi	69.2	103.5
In United States dollars	282.5	125.6
In Thai Baht	–	36.2
In Philippine Pesos	–	8.5
In Fiji dollars	–	9.0
In Euros	–	14.6
In other currencies	–	6.0
	1,453.2	324.3

The borrowings in Hong Kong dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR/LIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time. As at 30 June 2006, all the borrowings were unsecured except the bank loan of a subsidiary amounting to US$20,000 (31 December 2005: US$36,000) which was secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$82,000 (31 December 2005: US$93,000).

As at 30 June 2006, of the Group's cash and cash equivalents, US$220.5 million (31 December 2005: US$193.4 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji, Myanmar and Republic of Mongolia. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies consistently followed by the Group aim to:

(a) **Minimise interest risk**

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers and borrowing rates under different currencies. In June 2006, the Group has executed a new five-year unsecured dual currencies (HK/US dollar) loan agreement for a total amount of HK$1,000 million at an all-inclusive cost of HIBOR/LIBOR plus 36 basis points per annum. The Group executed further new five-year unsecured HK dollar loan agreements of HK$450 million and HK$1,200 million in July 2006 and August 2006, respectively. The subsidiaries in Mainland China have also executed new five-year unsecured loan agreements for a total amount of US$100 million in June 2006 to re-finance the outstanding loans granted by a wholly owned overseas subsidiary. With the undrawn facilities on hand and these new facilities in place, the Group has adequate funding to re-finance a total of HK$3,800 million (equivalent to US$490.3 million) corporate borrowings maturing within the next nine months and its commitment to on-going development projects.

Subsequent to the period end, the Group's subsidiaries in Mainland China entered into entrusted loan agreements with a local bank under which the surplus cash of certain operating hotels were lent to Pudong Shangri-La, Shanghai to meet its outstanding project cost payments. Under such arrangement, the Group only needs to pay an estimated net cost of 0.41% per annum which is substantially lower than the interest spread between Renminbi deposit rate and borrowing rate.

Following the exercise of the conversion right by some of the convertible bonds holders, the outstanding aggregate principal amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$56.6 million as at 30 June 2006. Subsequent to the period end, convertible bonds with principal amount of US$1.33 million were also converted.

The Group has also sought to reduce its interest rate exposure by entering into interest-rate swap contracts. As at 30 June 2006, the Group had outstanding contracts for an aggregate principal amount of HK$3,984 million at fixed interest rates ranging between 4.335% and 5.29% per annum, and US$100 million at fixed interest rate of 4.7% per annum. The interest cover continues through November 2012. Together with the convertible bonds outstanding, the Group has fixed its interest liability on 51% of its loans outstanding.

(b) **Minimise currency exposure**

The Group has an economic hedge in terms of currency risk to the extent that all of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of its hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the continued strengthening of the Renminbi, subsidiaries in Mainland China have, to the extent allowable, contracted new bank loan facilities in US dollars. The Group has also secured new corporate bank loans in dual currencies to provide flexibility to switch the currency based on the relative weakness of either currency.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the risks involved and the cost of obtaining such cover.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The Group continued to gradually dispose its investment portfolio in trading securities. During the period, this disposal for US$6.8 million recorded realised gains of US$1.8 million (both before and after adjustment for minority interests). As at 30 June 2006, the market value of the Group's investment portfolio was US$39.0 million which included an unrealised gain of US$6.2 million before adjustment of minority interests (US$5.4 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$22.6 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group, which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to independent parties. The investment portfolio also included 4,273,468 ordinary shares in Kerry Properties Limited ("KPL") with a market value of US$14.6 million as at 30 June 2006.

DEVELOPMENT PROGRAMMES

Construction work at the following properties is progressing satisfactorily:

	Hotel rooms	Serviced apartments	Projected opening
In Mainland China			
Shangri-La Hotel, Beijing (Phase III)	142	–	Early 2007
Shangri-La Pazhou, Guangzhou	710	18	Early 2007
Shangri-La Hotel, Chengdu (and an office tower)	568	26	Early 2007
Shangri-La Hotel, Xian	397	–	Mid 2007
Shangri-La Hotel, Baotou, Inner Mongolia	360	11	Mid 2007
Shangri-La Hotel, Huhhot, Inner Mongolia	375	11	Mid 2007
Shangri-La Futian, Shenzhen	550	60	Late 2007
Shangri-La Hotel, Qingdao (Phase II)	190	13	Late 2007
Shangri-La Hotel, Wenzhou	350	10	Early 2008
Shangri-La Hotel, Ningbo	562	51	Early 2008
Shangri-La Hotel, Manzhouli, Inner Mongolia	200	16	Mid 2008
Shangri-La Hotel, Guilin	418	–	Early 2009
China World Hotel, Beijing (Phase III – Mega Tower)	270	–	End 2009
In other countries			
Shangri-La's Rasa Sayang Resort & Spa, Penang, Malaysia (redevelopment)	304	–	September 2006
Shangri-La Hotel & Spa, Chiangmai, Thailand	280	–	Late 2007
Shangri-La Resort & Spa, Boracay, The Philippines	180	–	Early 2008
Shangri-La Maldives Resort & Spa, Villingili Island	112	–	Early 2008
Office Tower, Ulaanbaatar, Republic of Mongolia	N/A	N/A	End 2008

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group and KPL will have an interest up to a maximum of 49% and 51%, respectively. It is intended to develop a high-end composite development consisting of offices, high-end retail and two luxury hotels with a total of 1,100 rooms. As at 30 June 2006, the Group and KPL have completed the joint acquisition of all the parcels of land. Development work will commence in the second half of 2006. The Group's share of the maximum total investment in the entire project is not expected to exceed US$343 million. Phase I of this project is expected to be completed in 2010.

The architectural planning work for the deluxe, 195-room Shangri-La Hotel, At London Bridge Tower under an operating lease agreement is on-going and scheduled to open in 2011.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte at a consideration of EUR92 million. It plans to convert it to a 140-deluxe-guestrooms Shangri-La Hotel, Paris. The architectural and mechanical engineering planning work has commenced. It is expected that the hotel will open for business in early 2009.

Following the approval by the independent shareholders of the Company in February 2006 for the entering into of connected transactions with KPL and Allgreen Properties Limited ("AG") (both connected persons to the Company) relating to the establishment of a joint venture company in Pudong, Shanghai to acquire a piece of prime land for a mixed-use development which is currently intended to comprise an approximately 600-room hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities, a joint venture company was formed in which the Group has 23.2% interest. Construction work will commence in the second half of 2006 and is expected to be completed in late 2009. The Group's share of the total investment is not expected to exceed US$136.88 million.

On 30 August 2006, the Group signed an operating lease agreement with Mori Trust Co., Ltd. for the Shangri-La Hotel, Tokyo, marking the Group's Japanese debut. Scheduled to open in early 2009, this hotel will be located in Marunouchi district, beside the Tokyo Station, the capital's only station with railway connections to all points in Japan. The deluxe, 204-room Shangri-La will occupy the top 11 floors of the 37-storey Marunouchi Trust Tower Main Building, presently under construction. The Group's investment for fit-out costs and pre-opening expenses is estimated at US$25 million and will be largely incurred in 2008.

At a special general meeting held on the date of this announcement, the independent shareholders of the Company approved the connected transactions for entering into the Share Transfer Agreement and the Joint Venture Contract with KPL and AG relating to the joint development of a site at Hedong District, Tianjin in Mainland China into a mixed-use development (including a hotel with approximately 450 rooms, serviced apartments, offices, residential apartments, shopping mall and ancillary facilities). The Group will transfer 49% and 31% equity interests (together with the proportionate shareholders' loans) in an indirect wholly owned subsidiary which holds the project site to KPL and AG at a total consideration of approximately US$45.4 million and US$28.7 million respectively, under the Share Transfer Agreement. The Group's 20% share of the total investment is not expected to exceed RMB1,000 million (approximately US$125 million). The project will be developed in phases. Development work on the first phase is expected to commence in the fourth quarter of 2006 and be completed in late 2009.

MANAGEMENT CONTRACTS

As at 30 June 2006, the Group has 11 management contracts for third-party-owned operating hotels after excluding the hotel in Dingshan, Nanjing the management contract in respect of which was terminated by the Group in January 2006.

The Group signed the following management contracts during the current period:
- Shangri-La Hotel, Abu Dhabi (220 rooms, opening early 2007)
- Shangri-La Hotel, Miami (147 rooms, opening early 2008)
- Shangri-La Hotel, Tainan (339 rooms, opening late 2008)
- Shangri-La Hotel, Las Vegas (400 rooms, opening early 2010)

The 571-room Traders Hotel, Kuala Lumpur and the 390-room Shangri-La Hotel, Suzhou in Mainland China opened for business on 1 July 2006 and 8 July 2006, respectively.

As at the date of this announcement, in addition to the 13 hotels (4,844 rooms) under operation which the Group manages for third party developers/investors, it has contracts on hand for development of 16 new hotels (5,954 rooms). The development projects are located in Abu Dhabi, Doha (Qatar), Vancouver, Chicago, Las Vegas, Miami, Seychelles, Bangalore (India) (3 hotels), Tainan (Taiwan), Macau (2 hotels), Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities world-wide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

CORPORATE STRATEGY

The Group is one of the leaders in the hotel market in Asia, especially in Mainland China. The Group has been committed to the Mainland China market since opening its first hotel in Hangzhou in 1984. The Group has every confidence in long-term stability, continued economic growth of the country and that property values will continue to appreciate. Mainland China remains the Group's main focus for business and capital investment. Currently, there are 16 development projects in Mainland China in which the Group has an equity stake. The Group will continue to identify investment opportunities in the country.

Hong Kong remains the Group's second important market, in terms of both revenue and profit contribution. While the Group believes the strong demand from corporate travelers could provide support for further RevPAR growth for luxury hotels, the Group is also looking for investment opportunities to tap the rapidly growing mass tourism market as arrivals from Mainland China under the Individual Travel Scheme continue to increase.

The Group has already participated in a few composite developments in conjunction with KPL and/or AG. Both KPL and AG are significant property groups and have experience and expertise in developing and managing large scale high-end, mixed-use property projects. Taking into account the investment commitments and with a view to benefiting from synergies inherent in such developments, the Group considers that this mode of partnership may be adopted for large scale, high-end, mixed-use property projects in future, where appropriate.

Having achieved market leadership in Asia with unique awareness and perception of quality for its brand, the Group's strategic plan envisages the expansion of the Shangri-La brand globally through the operation of hotels in key gateway cities and resort destinations around the world, preferably through management agreements and depending on individual circumstance, through equity investments.

PROSPECTS

The performance in the first half of this year has been very encouraging. Despite the price of crude oil and correspondingly its derivatives e.g. jet fuel having increased tremendously, thus far it has not dampened travel volumes either regionally or globally. The pricing momentum remains very strong. The Group expects to maintain the RevPAR growth through the rest of the year. The Group recorded the best result in its history in 2005. The Group is optimistic that the full year results this year will show further improvement, barring any unforeseen circumstances.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2006.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board of Directors believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr. Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. It therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board of Directors of the Company, this is a function already performed by Mr. KUOK Khoon Loong, Edward as the Chairman of the Board of Directors of the Company. The Board of Directors of the Company considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board of Directors of the Company meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr. ANGELINI, being an Executive Director of the Company, reports to the Board of Directors of the Company on the Group's affairs. The Board of Directors of the Company believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 27 September 2006, to Friday, 29 September 2006, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 26 September 2006.

By Order of the Board
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

Hong Kong, 1 September 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. KUOK Khoon Loong, Edward, Mr. YE Longfei, Mr. Giovanni ANGELINI, Mr. LUI Man Shing and Mr. NG Si Fong, Alan as Executive Directors; Madam KUOK Oon Kwong, Mr. HO Kian Guan, Mr. LEE Yong Sun, Mr. Roberto V. ONGPIN and Mr. HO Kian Hock (alternate to Mr. HO Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid HAMILTON, Mr. WONG Kai Man and Mr. Timothy David DATTELS as Independent Non-Executive Directors.

* *for identification purpose only*